Mail 3561
                                                                December 21,
2018


    Scott J. Lynn
    Chief Executive Officer
    Masterworks 001, LLC
    524 Broadway, 10th Floor
    New York, New York 10012

            Re:    Masterworks 001, LLC
                   Amendment No. 4 to Offering Statement on Form 1-A Filed November 23, 2018
                   File No. 024-10876

    Dear Mr. Lynn:

           We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2018 letter.

    General

        1. We note your response to prior comment 3. We are analyzing your response and have additional comments based upon the information you have provided to date:
              - We note that you acknowledged in your response that your Administrator is required to provide financial information to you and your investors. Tell us what consideration you have given to providing this financial information in your
                  Offering Circular.
              - Provide us your analysis as to whether Masterworks Gallery should be a co-
                  issuer, given that it has acquired the asset, will sell the asset to you in exchange for proceeds from this offering or for such number of shares that go unsold, will maintain a 20% profits interest in you and seems to retain control over your Board of Managers and Administrator.
 Scott J. Lynn
Masterworks 001, LLC
December 21, 2018
Page 2


   2. We note that in response to comment 4 you have added the graph to page
48. Please
      clearly disclose that while your graph shows historical appreciation in the value of the
      Painting, investors will only receive proceeds from any such appreciation, if any, after the
      Painting is sold and after Masterworks is reimbursed for any expenses, and taxes and expenses of the Company are paid.

   3. We note your response to comment 6 and we reissue the comment in part. Please revise your website in the section titled "How do you make money on your investment?" and state that if the painting is sold the proceeds, if any, will be distributed to shareholders, after the costs you disclose in your Offering Circular, and state the anticipated amount of time you intend to hold the painting before offering it for sale. Please also make similar revisions to the section titled "A collector can make an offer to buy a painting, and you can vote whether to sell," in the tab titled "How it works."

   You may contact Jennifer L pez, Staff Attorney, at 202-551-3792 or me at 202-551-3264
with any questions.


                                                             Sincerely,

                                                             /s/ Mara L. Ransom

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products